ALZAMEND NEURO, INC.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

May 27, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Abby Adams and Tim Buchmiller,
Office of Life Sciences
Division of Corporation Finance

Re:	Alzamend Neuro, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 25, 2021
File No. 333-255955

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we are responding to comment 36 concerning stock-based compensation received from the staff of the Securities and Exchange Commission in its initial comment letter, dated January 25, 2021, with respect to the Company’s original Draft Registration Statement submitted by the Company on December 29, 2020. As an estimated offering price is now reflected in Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on May 25, 2021, we are setting forth below the Company’s response to the staff’s earlier stock-based compensation comment.

Note 7. Stock-Based Compensation, page F-30

Comment 36.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: After this SEC comment was received in January 2021, the Company added “Common Stock Valuations” to its Critical Accounting Policies and Estimates in Management’s Discussion and Analysis. As described in more detail below, the Company placed the most weight on the $1.50 price at which it sold shares of the Company’s common stock to outside investors in arm’s-length transactions.

Equity awards during the nine months ended January 31, 2021

During the nine months ended January 31, 2021, the Company granted stock options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share. The grants were dated September 1, 2020. Prior to the September 2020 grants, the most recent stock option grants were made in November 2019 totaling 1,950,000 stock options at an exercise price of $1.50 per share.

Company’s policy related to common stock valuations

There is no public market for the Company’s common stock and, as a result, the fair value of the shares of common stock underlying the Company’s share-based awards was estimated on each grant date by the Company’s board of directors. To determine the fair value of the common stock underlying option grants, the Company’s board of directors considered, among other things, input from management, and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors included, but were not limited to:

•	the Company’s results of operations and financial position, including its levels of available capital resources;

•	the Company’s stage of development and material risks related to its business;

•	progress of the Company’s research and development activities;

•	the Company’s business conditions and projections;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Company’s common stock as a private company;

•	the prices at which the Company sold shares of its common stock to outside investors in arm’s-length transactions;

•	the likelihood of achieving a liquidity event for the Company’s security holders, such as an initial public offering (“IPO”) or a sale of the Company, given prevailing market conditions;

•	trends and developments in the Company’s industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

Fair value considerations

Of the factors considered above, the Company’s board of directors most heavily weighted the prices at which it sold shares of the Company’s common stock to outside investors in arm’s-length transactions in considering, recent valuations of common stock related to stock-based compensation.

Prices from Company financings with outside investors in arm’s-length transactions

The September 2020 and November 2019 stock options were granted at an exercise price of $1.50 per share, which was the estimated fair value of the Company’s shares of common stock as determined by the Company’s board of directors on the date of grant.

Recent arm’s-length transactions considered in determining the fair value included the following:

•	In December 2020, the Company entered into a securities purchase agreement with an institutional investor (which had also provided the Company financing in August 2020, as noted in the next paragraph) to sell a convertible promissory note of the Company in the principal amount of $44,000 for a purchase price of $40,000 (reflecting an original issue discount of approximately 10%) and issue a five-year warrant to purchase 14,667 shares of the Company’s common stock. The convertible promissory note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months after the date of issuance. The principal and interest earned on the convertible promissory note may be converted into shares of the Company’s common stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

•	In August 2020, the Company entered into a securities purchase agreement with the same institutional investor to sell a convertible promissory note of the Company in the principal amount of $275,000 for a purchase price of $250,000 (reflecting an original issue discount of approximately 10%) and issue a five-year warrant to purchase 91,667 shares of the Company’s common stock. The convertible promissory note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months after the date of issuance. The principal and interest earned on the convertible promissory note may be converted into shares of the Company’s common stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

•	Between June 25, 2019 and October 31, 2019, the Company entered into subscription agreements for the purchase of 1,756,726 units at $1.50 for each unit purchased pursuant to its 2019 private offering (the “2019 Offering”). Each unit consists of one share of Common Stock and one warrant to purchase one half share of common stock. In aggregate, the 1,756,726 units represents 1,756,726 shares of common stock and 878,363 warrants with an exercise price of $3.00 per share for an aggregate purchase price of $2,635,089, or $1.50 per share. The 2019 Offering was conducted pursuant to the terms of a Confidential Private Placement Memorandum dated June 12, 2019.

Difference between recent valuations leading up to the offering and estimated offering price

The difference between the $5.00 estimated IPO price and the September 2020 and November 2019 stock options grant estimated fair value of $1.50 is $3.50 per share, representing a 233% increase.

Among the factors that were considered in setting the estimated IPO price were the following: (a) the Company’s stage of development, (b) progress of the Company’s development efforts, (c) the impact of significant corporate events or milestones, (d) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; (e) the Company’s financial condition and prospects; (f) estimates of business potential and earnings prospects for the Company and the industry in which it operates; and (g) recent performance of initial public offerings of companies in the sector.

In particular, since the date of the September 2020 and November 2019 stock option grants, the Company has achieved several milestones:

•	AL001 — Since the date of the September 2020 and November 2019 stock option grants, the Company has made significant progress in the preclinical development of one of its lead product candidates, AL001, including:

o	The Company has begun the process of finalizing the IND application and, while the Company has no control over the length of the FDA review and approval process, the Company currently expects to submit by June 30, 2021, the IND for FDA approval to begin a Phase I clinical trial with human subjects.

•	AL002

o	The Company has an additional preclinical candidate for Alzheimer’s indication, AL002, which has transitioned from early-stage development to an extensive program of preclinical study and evaluation, with an anticipated completion date of May 31, 2021. The Company’s preclinical program included a toxicologic evaluation, histopathology study and brain beta amyloid analysis and, after the Company received additional financing in March 2021, was expanded to include an immunoglobulin analysis and biodistribution study.

•	Expansion of leadership to support strategic growth

o	The Company expanded its leadership team with the appointment of multiple independent director nominees Mark Gustafson, Jeffrey Oram and Andrew H. Woo, M.D. The Company believes that Mr. Gustafson’s over 35 years of corporate, private and public company operational and financial experience gives him the qualifications and skills to serve as one of the Company’s directors and as Chairman of the Board’s Audit Committee. The Company believes that Mr. Oram’s 25 years of corporate, private and institutional investment experience gives him the qualifications and skills to serve as one of the Company’s directors. The Company believes that Dr. Woo’s extensive medical experience gives him the qualifications and skills, and relevant insight, to serve as one of the Company’s directors. The Company believes the three independent director nominees provide expertise and insights that will further support the Company’s improvement of its corporate governance and compliance with heightened standards as a publicly listed company.

•	Increased probability of an IPO and substantially enhanced liquidity and marketability of the Company’s common stock

o	The estimated IPO price represents a future price for shares of common stock that, if issued in the IPO, assumes a 100% probability of the consummation of the IPO and that, if issued in the IPO, the shares will be immediately freely tradable in a public market, whereas the September 2020 and November 2019 stock option grants fair value represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. This illiquidity accounts for a substantial difference between the estimated fair values of the shares of common stock through the date hereof and the estimated IPO price. At the time of the September 2020 and November 2019 stock option grants, the Company had not yet confidentially submitted its draft registration statement to the SEC.

Based on the foregoing, the Company considers that the difference between the September 2020 and November 2019 stock option grants fair value and the estimated IPO price is not unreasonable.

* * *

Kindly address any comments or questions that you may have concerning this letter to Henry C.W. Nisser, the Executive Vice President and General Counsel of the Company (tel.: (646) 650-5044), or to Kenneth S. Cragun, the Chief Financial Officer of the Company (tel.: (949) 735-6020).

Very truly yours,

/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer

cc:	Mr. Nudrat Salik, SEC
Henry C.W. Nisser, Esq.
Mr. Stephan Jackman
Spencer G. Feldman, Esq.